Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CONSTELLATION PHARMACEUTICALS, INC.

Constellation Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law setting forth an amendment to the Corporation’s Amended and Restated Certificate of Incorporation (the “Charter”) and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law. Accordingly, to effect such proposed amendment, it is

RESOLVED:	That the first paragraph of Article FOURTH of the Charter be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“That, effective on the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-11.009 reverse stock split of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”), shall become effective, pursuant to which each 11.009 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is (i) 290,000,000 shares of Common Stock, and (ii) 219,242,177 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”), of which 32,158,888 shares have been designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”), 31,416,665 shares have been designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), 3,125,000 shares have been designated as Series D Convertible Preferred Stock (“Series D Preferred Stock”), 24,810,759 shares have been designated as Series E Convertible Preferred Stock (“Series E Preferred Stock”), 27,730,865 shares have been designated as Series E-1 Convertible Preferred Stock (“Series E-1 Preferred Stock”), and 100,000,000 shares have been designated as Series F Convertible Preferred Stock (“Series F Preferred Stock”). The Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series E-1 Preferred Stock, and the Series F Preferred Stock is collectively referred to as the “Preferred Stock.”

FURTHER RESOLVED:	That Subsection 5.1 of Section B of Article FOURTH of the Charter be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $35 million of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the

“Mandatory Conversion Time”), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 6th day of July, 2018.

CONSTELLATION PHARMACEUTICALS, INC.

By:	/s/ Jigar Raythatha
Name:	Jigar Raythatha
Title:	President and Chief Executive Officer

[Signature Page to Certificate of Amendment]